SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

INTEGRITY MEDIA, INC.

(Name of the Issuer)

INTEGRITY MEDIA, INC.
KONA ACQUISITION CORP.
P. MICHAEL COLEMAN
JEAN C. COLEMAN

(Names of Persons Filing Statement)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

45817Y103

(CUSIP Number of Class of Securities)

Integrity Media, Inc. Jerry W. Weimer, Executive Vice President and Chief Operating Officer 1000 Cody Road Mobile, Alabama 36695 (251) 633-9000	Kona Acquisition Corp. P. Michael Coleman c/o Kona Acquisition Corp. 8561 Dawes Lake Road Mobile, Alabama 36619 (251) 633-9000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

copies to:

Lizanne Thomas, Esq., Jones Day 3500 SunTrust Plaza 303 Peachtree Street, N.E. Atlanta, Georgia 30308 (404) 581-8411	Alexander W. Patterson, Esq., Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 881-7688

     This statement is filed in connection with (check the appropriate box):

     a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. ☐ The filing of a registration statement under the Securities Act of 1933.

     c. ☐ A tender offer.

     d. ☐ None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

     Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction
Valuation *	Amount of filing fee**
$14,416,259	$1,826.54

* Estimated solely for purposes of calculating the filing fee. Determined by multiplying (i) 2,217,886 shares of Class A common stock, par value $0.01 per share, of Integrity Media, Inc., which constitutes the total number of outstanding shares of Class A common stock of Integrity Media, Inc. estimated to be exchanged for the right to receive $6.50 per share in cash, without interest, by (ii) $6.50 per share.

** The amount of the filing fee, calculated in accordance with §240.0-11(b), equals 0.00012670 multiplied by the transaction valuation.

☒	Check box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,826.54	Filing Party: Integrity Media, Inc.
Form or Registration No.: Schedule 14A	Date Filed: April 16, 2004

INTRODUCTION
Item 10. Source and Amounts of Funds or Other Consideration
Item 15. Additional Information
Item 16. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.(B)(3) AMENDED AND RESTATED CREDIT AGREEMENT
EX-99.(B)(4) SECURITIES PURCHASE AGREEMENT
EX-99.(B)(5) WARRANT DATED JULY 8, 2004
EX-99.(B)(6) WARRANT DATED JULY 8, 2004

INTRODUCTION

     This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Final Amendment”) is being filed with the Securities and Exchange Commission (the “Commission”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, by (1) Integrity Media, Inc., a Delaware corporation (“we,” “us,” or “Integrity”) and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein, (2) Kona Acquisition Corp., a Delaware corporation (“Kona”), (3) P. Michael Coleman, a director, the largest stockholder and Chairman, President and Chief Executive Officer of Integrity, and a director, the sole stockholder and president of Kona, and (4) Jean C. Coleman, the spouse of P. Michael Coleman, a director of Integrity and the beneficial owner of 60% of Integrity’s common stock and 100% of Kona’s common stock (Integrity, Kona, P. Michael Coleman and Jean C. Coleman are collectively, the “Filing Persons”) in connection with the Agreement and Plan of Merger, dated as of March 1, 2004, by and among Integrity, Kona and P. Michael Coleman (the “Merger Agreement”), and amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended by Amendments No. 1 and 2 thereto) filed by the Filing Parties (the “Transaction Statement”).

     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the 13E-3 transaction. Except as set forth in this Final Amendment, all information in the Transaction Statement remains unchanged.

Item 10. Source and Amounts of Funds or Other Consideration.

     Item 1007 of Regulation M-A

     On July 8, 2004, Kona Acquisition Corp. entered into a five year senior secured credit facility with LaSalle Bank, N.A. (“LaSalle”), as well as a seven year senior subordinated debt facility with Key Principal Partners, LLC and KPP Investors II, L.P. (collectively, “Key”).

     The senior secured facility consists of a $12,000,000 revolving line of credit, a $5,612,500 secured term loan A and a $4,351,667 mortgage term loan B. Borrowings under the term loan A and mortgage term loan B accrue interest, at Kona’s and the other borrowers’ option, at either LIBOR plus a margin ranging from 2.50% to 3.25%, depending on Integrity’s leverage ratio, or at LaSalle’s prime rate plus a margin ranging from 0.25% to 0.75%. The term loan A is payable in quarterly installments of $233,854.17 each plus a final payment at maturity of the remaining principal balance. The mortgage term loan B is payable in quarterly installments of $72,527.78 each plus a final payment at maturity of the remaining principal balance. The senior secured credit facility is secured by a lien on substantially all of the borrowers’ real and personal property and contains various restrictive covenants, including a maximum leverage ratio, a minimum fixed charge ratio, a minimum net worth covenant and restrictions on capital expenditures.

     In connection with the senior subordinated debt facility, Key purchased from Kona $15 million face amount of senior subordinated notes with detachable warrants. The senior subordinated notes accrue interest at 14.5% per annum, 12.5% of which is payable quarterly and 2.0% of which may be deferred at Kona’s option. The principal amount of the notes is payable in two semi-annual payments of $7,500,000 each beginning on the last day of the sixth month of the seventh year following issuance of the notes. The senior subordinated debt facility contains various restrictive covenants, including a maximum leverage ratio, a minimum fixed charge ratio, a minimum net worth covenant and restrictions on capital expenditures.

     The detachable equity warrants, when exercised, entitle the holders thereof to purchase in the aggregate 7% of Integrity’s common stock on a fully diluted basis at an exercise price of $.01 per share. In addition, Key will receive a $220,000 payment upon redemption of the warrants. The exercise price and the number of shares of common stock are both subject to adjustment in certain cases referred to below.

     The Warrants are exercisable at any time on or before the later to occur of payment in full of the senior subordinated debt and the eight year anniversary of the issuance of the warrants.

     In addition, the holders may put back the warrants to Integrity at any time after the five year anniversary of their issuance for cash consideration equal to the higher of 5.5X EBITDA less net debt and the fair market value of the warrants as determined by an independent investment banking firm. Integrity has the right to call the warrants at any time after the six year anniversary of their issuance using the same method of valuation.

     Holders of the warrants are entitled to one board seat and one board observation right, and have the right to receive their pro rata share of any cash dividends whether or not the warrants have been exercised, subject to limited exceptions.

     The number of common shares purchasable upon exercise of the warrants and the exercise price are subject to adjustment in certain events including: (i) the issuance by Integrity of dividends payable in common stock or other securities, (ii) subdivisions, combinations and reclassifications of common stock, (iii) the issuance of common stock or rights, options or warrants entitling them to subscribe for common stock or securities convertible into, or exchangeable or exercisable for, common stock at an offering price which is less than the prevailing market price, (iv) stock splits and reverse stock splits, and (v) certain reorganizations, reclassifications and recapitalizations.

     The holders of the warrants are entitled to participate in any sale of common stock to any unaffiliated third party, such participation to be pro rata with the common stockholders. In addition, the holders of the warrants have a right, subject to customary exceptions, to purchase future equity issuances on a pro rata basis in order to maintain its ownership position.

     In the event of a sale of all of the common stock of Integrity to a third party, the holders of the warrants, or common stock in the event the warrants have been exercised, are obligated to sell all of their warrants or common stock, as the case may be.

Item 15. Additional Information.

     Item 1011 of Regulation M-A

     (b) Other Material Information. On July 8, 2004, at a special meeting of the stockholders of Integrity, (i) a majority of Integrity’s outstanding stock entitled to vote at the special meeting and (ii) a majority of the shares of Integrity’s Class A common stock entitled to vote at the special meeting neither held by P. Michael Coleman, Jerry W. Weimer, Donald J. Moen, Daniel D. McGuffey, Keith J. Manwaring, Chris E. Thomason, Robert G. Rist, Donald S. Ellington, Jeff Friend, Robert Brenner, Todd Burkhalter, Debra Mayes, Doug Meduna and Joyce O’Connor (each an officer of Integrity) (collectively, the “continuing stockholders”), The Coleman Charitable Foundation nor those holders affiliated with Integrity as officers or directors approved the merger of Kona with and into Integrity (the “Merger”). The Merger became effective on July 9, 2004 (the “Effective Time”). Pursuant to the terms of the Merger Agreement, at the Effective Time, each share of Integrity’s Class A common stock that was issued and outstanding immediately prior to the Effective Time (other than those shares held by the continuing stockholders) was converted into the right to receive $6.50 per share in cash without interest, each share of Integrity’s Class A common stock that was issued and outstanding immediately prior to the Effective Time and held by the continuing stockholders remains outstanding, and each share of Integrity’s Class B common stock that was issued and outstanding immediately prior to the Effective Time was converted into one share of Integrity’s Class A common stock and such holders continue to hold these converted shares. As a result of the Merger and the transactions consummated in connection therewith at the close of business on July 9, 2004, Integrity’s Class A common stock was delisted from the Nasdaq National Market and Integrity has filed a Form 15 with the Commission certifying that Integrity’s Class A common stock is held of record by less than 300 persons.

Item 16. Exhibits.

     Item 1016 of Regulation M-A

(b)(3)	Amended and Restated Credit Agreement dated July 8, 2004 among LaSalle Bank National Association and Integrity Media, Inc., Integrity Publishers, Inc., INO Records, LLC, Integrity Direct, LLC, and Kona Acquisition Corp.

(b)(4)	Securities Purchase Agreement dated July 8, 2004 between Integrity Media, Inc., Kona Acquisition Corp., Key Principal Partners III LLC and KPP Investors II L.P.

(b)(5)	Warrant dated July 8, 2004 to Purchase 260,258 Shares of Common Stock of Integrity Media, Inc.

(b)(6)	Warrant dated July 8, 2004 to Purchase 45,928 Shares of Common Stock of Integrity Media, Inc.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 13, 2004	Integrity Media, Inc.

	By:	/s/ Donald S. Ellington

Donald S. Ellington
Senior Vice President of Finance and Administration

DATED: July 13, 2004	Kona Acquisition Corp.

	By:	/s/ P. Michael Coleman

P. Michael Coleman, President

DATED: July 13, 2004

/s/ P. Michael Coleman

P. Michael Coleman

DATED: July 13, 2004

/s/ Jean C. Coleman

Jean C. Coleman

EXHIBIT INDEX

Exhibit
Number	Description
(b)(3)	Amended and Restated Credit Agreement dated July 8, 2004 among LaSalle Bank National Association and Integrity Media, Inc., Integrity Publishers, Inc., INO Records, LLC, Integrity Direct, LLC, and Kona Acquisition Corp.

(b)(4)	Securities Purchase Agreement dated July 8, 2004 between Integrity Media, Inc., Kona Acquisition Corp., Key Principal Partners III LLC and KPP Investors II L.P.

(b)(5)	Warrant dated July 8, 2004 to Purchase 260,258 Shares of Common Stock of Integrity Media, Inc.

(b)(6)	Warrant dated July 8, 2004 to Purchase 45,928 Shares of Common Stock of Integrity Media, Inc.